February 28, 2014

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Monetta Trust and, under the date of February 26, 2013, we reported on the financial statements of Monetta Fund, Inc., Monetta Young Investor Fund, Monetta Mid-
Cap Equity Fund, and the Orion/Monetta Intermediate Bond Fund, each a series of the Monetta Trust, as of and for the years ended December 31, 2012 and 2011. On December 5, 2013, we resigned as principal accountants. We have read Monetta Trust's statements, which we understand will be filed with the
Commission pursuant to Item 77K of Form N-SAR dated February 28, 2014, and we agree with such statements, except that we are not in a position to agree or disagree with Monetta Trust's statement that the
Audit Committee of the Board of Trustees engaged Cohen Fund Audit Services, Ltd. and the statements in the fourth paragraph.

Very truly yours,

(signed) KPMG LLP